Dear Shareholders,

The Annual General Meeting of Galiano Gold's ("Galiano" or the "Company") shareholders is being held on June 11, 2021 at 10:00 a.m. (Pacific time) through a virtual meeting.

2020 presented a very challenging set of circumstances globally with the COVID-19 pandemic, but despite this Galiano exceeded its production guidance for a second consecutive year and achieved record cash flow.  We look forward to continuing operational and cost improvements in 2021 and to your continued support as shareholders.

Highlights

Our focus in 2020 continued to be on safely operating the Asanko Gold Mine ("AGM"), of which we own a 45% interest, which produced almost 250,000 oz of gold, generating free cash flows1 of $66.9 million during the year and record earnings. We are proud of that achievement given the backdrop of the COVID-19 pandemic. Exploration was also an area of focus in 2020, and the AGM drilled over 70,000 metres, with promising results at Nkran, Akwasiso, Abore and Miradani North. We look forward to including the results of these programs in our updated Mineral Resource and Reserve disclosures, which we expect to release in Q3 2021.

In 2020 we refreshed our board of directors, with the appointments of Paul Wright as non-executive Chair of the Board and Judith Mosely as a non-executive director. Additionally, we completed a corporate restructuring closing our Johannesburg office and centralizing all of our corporate and technical support activities in our Vancouver office. This included the appointment of Matt Badylak as Chief Operating Officer, supported by a number of seasoned technical professionals. We believe these changes will enable improved focus on our goals to grow in a smart and measured fashion, with the aim of adding value to our business.

Balance Sheet

Our balance sheet was bolstered over the course of 2020 following the receipt of $37.5 million in distributions from the AGM. We ended the year with $65.1 million in cash and receivables and have no debt at the corporate level positioning us well for future growth. The AGM finished the year with $64.3 million in cash and cash equivalents, $10.9 million in receivables and $8.2 million in gold on hand. During 2020 the AGM proactively drew $30.0 million on its revolving credit facility, as a precautionary measure in the context of COVID related USD liquidity constraints, however, with strong and safe operations continuing throughout the year this was not needed and we have subsequently repaid $15.0 million in Q1 2021.

Operations (100% basis)

The AGM delivered record revenues for the second consecutive year.  We once again exceeded the top end of our gold production guidance for the year of between 225,000 - 245,000 ounces with production of 249,904 ounces of gold at all-in sustaining costs1 of $1,115/oz.  The processing plant delivered record annual milling performance for the second consecutive year with throughput of 5.9 million tonnes at an average plant feed grade of 1.4 g/t and gold recovery exceeding design at 94%.  This all culminated in record revenues of $418.1 million and cash flows from operations of $152.3 million.

We had success with our exploration drilling programmes at our existing pits - Nkran, Abore and Akwasiso. At Akwasiso we identified a third cut at the pit which we expect will allow us to continue mining operations through 2021; waste stripping has commenced and we expect first ore from this third phase of mining during Q3 2021. In addition, our $18m exploration efforts in 2020 saw success at Nkran and Abore with indicated extensions of mineralisation. Finally ongoing drilling at Miradani North returned some exciting results and we hope to declare a resource at Miradani in our planned upcoming Mineral Resource and Reserve update. The Company expects to publish an updated Mineral Resource and Reserve statement in the third quarter of 2021, which we anticipate will incorporate all drilling and depletion and will be stated effective June 30, 2021.

Environmental Social Governance

Our health and safety performance indicators for 2020 were reflective of our ongoing commitment to a safety culture of "Zero Harm". Our Total Reportable Injury Frequency Rate "TRIFR" was 1.01 per million man hours worked with two lost time injuries yielding a Lost Time Injury Frequency Rate of 0.20. Despite these metrics being within acceptable levels we continue to strive for and push for Zero Harm through visible and felt safety leadership. We adopted the ICMM International Council for Mining and Metals health and safety injury classification and methodology which we feel will provide a more accurate picture of our safety behaviour as well as assists us in benchmarking more directly against our respective peers for health and safety performance going forward. We formed an independent review panel to advise on management and mitigation of risks with respect to our tailings' management facility, and also commissioned an independent human rights impact assessment of the AGM which reflects our commitment to our newly adopted Human Rights Policy.

During 2020, we invested approximately $1.3M in improving local living standards and health, predominantly the sponsorship of the Asanko-HPIC Obaatanpa Maternal and Child Health Project and provisioning our stakeholder communities with sanitary supplies to reduce the spread of COVID-19. Our focus for 2021 will be the inauguration of an aquaculture program, a literacy improvement project, as well as various sustainable community infrastructure projects. We made considerable progress towards the completion of the Esaase Regional Hospital which will become fully operational in the coming months.

Outlook

Galiano has a strong cash position and zero debt.  Our focus in 2021 will continue to be on optimizing the AGM and growing the business.

We anticipate that the AGM will produce between 225,000 and 245,000 oz of gold at all-in-sustaining costs1 of between $1,100 to $1,300 / oz enabling the mine to generate significant cash flows at current metal prices fully funding critical capital expenditures whilst maintaining sustainable distributions to the JV participants. Additionally, last year we launched a cost reduction program with a goal of cutting about $25 million from the AGM's all-in sustaining cost. COVID-19 complicated this task, however, we were able to identify and act on approximately $12 million in savings and are on track to capture the rest of the savings in 2021.

We have a large array of exploration targets in the vicinity of the AGM processing plant which, if successful, we believe will add significant value to the AGM, therefore for 2021 we anticipate investing $20.0 million in exploration with a focus on defining a Mineral Resource at Miradani North and on exploring the greater Miradani trend which spans approximately 5kms. Geologically this is a prospective area and we plan to drill over 30,000 metres at Miradani in 2021.

We hope that you stay safe and thank you for your trust and continued support,

Greg McCunn

Chief Executive Officer and Director

April 27, 2021

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-IFRS performance measures in this letter. These non-IFRS performance measures do not have any standardized meaning and may not be comparable to similar measures used by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management Discussion and Analysis for the year ended December 31, 2020 for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  All-in Sustaining Costs ("AISC") Per Gold Ounce

The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow. The Company has adopted the reporting of AISC as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the AGM's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the AGM adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

Forward-Looking and other Cautionary Information

Certain statements and information contained in this letter constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this letter include, but are not limited to: the Company's operational and cost guidance and projections; the ability of the AGM to generate cash flows at current metal prices; operational and cost improvements planned by the Company in 2021; the ability of the Company to complete its cost savings program in 2021; the Company's planned Mineral Resource and Reserve update in 2021, including statements regarding the inclusion of recent exploration results therein; the Company's ability to grow and generate value for shareholders; the Company's planned mining operations in 2021, including statements with respect to mining and the production of ore at Akwasiso Cut 3; the declaration of a Mineral Resource at Miradani; the Company's environmental, social and governance objectives for 2021; and the Company's 2021 exploration plans, including the projected costs thereof and the Company's ability to generate value from near-mine exploration targets. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; that there is no material adverse change in the price of gold or other metals; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production and cost levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Asanko.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this letter, include, but are not limited to:  mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this letter if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.